

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549-7010

September 30, 2008

Mr. Mark Wilson
Vice President, Controller and Chief Accounting Officer
Exco Resources, Inc.
12377 Merit Drive, Suite 1700, LB 82
Dallas, Texas 75251

> **Re:** **Exco Resources, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2007**
> **Filed February 29, 2008**
> **File No. 001-32743**

Dear Mr. Wilson:

We have reviewed your filing and have the following comments. We have limited our review of your filing to those issues we have addressed in our comments. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2007

Significant Business Transactions, page 3

1. Here, or in another appropriate place, provide a description of the rights, features, terms, etc. of the Hybrid Preferred Stock issued by the Company in connection with the Vernon Acquisition in 2007

Compensation Discussion and Analysis, page 21

Setting Executive Compensation, page 22

2.   Please confirm for us that in all future filings the identities of the companies that make up your peer group for purposes of determining executive compensation will be identified by name.

        Additionally, as it appears that your compensation committee identifies target ranges for the compensation of your executives, in all future filings such target ranges should be disclosed as well. Please confirm your understanding to provide such disclosure in the future.

Quantitative and Qualitative Disclosures about Market Risk, page 80

3.   We note in your discussion on commodity price risk, you identify realized gains and losses on settlements of derivative financial instruments as sources of increases or decreases in revenues. However, you do not discuss your exposure to the unrealized gains and losses caused by fair value movements of the unsettled derivative instruments. As these unrealized movements can and have significantly impacted your results of operations and as their ultimate realization are dependent upon uncertain and potentially volatile commodity prices, please explain why you do not believe a discussion on the fair value movements of unsettled derivatives should be included in your disclosures about market risk.

        In addition, please identify the extent to which your planned production is subject to derivative contracts for each of the next five years.

Engineering Comments

Business, page 1

Summary of Geographic Areas of Operation, page 8

4.   We note your statement in footnote (1) on page 9, "The total Proved Reserves [1865.1 BCFE] and the total PV-10 of the Proved Reserves, as used in this table, were prepared by Lee Keeling and Associates, Inc., or Lee Keeling, an independent petroleum engineering firm in Tulsa, Oklahoma. For each area set forth in the table, the Proved Reserves and PV-10 were extracted from the report from Lee Keeling by our internal engineers." On page 137 you state, "We retain independent engineering firms to provide annual year-end estimates of our future net recoverable oil and natural gas reserves." These do not agree with the

statement in the second paragraph on page 14, "The total reserve estimates presented as of December 31, 2005, 2006 and 2007 have been prepared by our internal engineers." Please submit the revisions that you propose to resolve these inconsistencies; the volumes of your disclosed proved reserves that were estimated by your in-house engineering staff and by your third party engineer should be clear.

Our oil and natural gas reserves, page 13

5.   We note the statement in the first paragraph on page 15, "Lee Keeling issued an unqualified audit opinion on our Proved Reserves at December 31, 2007, based upon their evaluation. Their opinion concluded that our estimates of Proved Reserves were, in the aggregate, reasonable." Please furnish to us the third party engineer's "audit opinion" and include a spreadsheet comparison between your proved reserve estimates and those of the third party engineer for each of your five project areas.

Supplemental information relating to oil and natural gas producing activities— continuing operations (unaudited), page 136

Estimated Quantities of Proved Reserves, page 137

6.   The disclosure you have in footnote (4) on page 138, explaining revisions for the year ending December 31, 2007, states, "Revisions between December 31, 2006 and December 31, 2007 include a positive revision of 59,550 Mcfe due to price changes and negative revisions totaling 139,325 Mcfe due primarily to performance issues in Appalachia and East Texas/North Louisiana and cost increases, particularly in Appalachia." Please provide us the details of these "performance issues." Also explain why the cost increases you cite are not apparent in the projected unit production and development costs, comparing amounts in your 2006 [\$3,398 million/1,223 BCFE = \$2.78/MCFE] and 2007 [\$5,116 million/1,865 BCFE = \$2.74/MCFE] standardized measures.

Standardized Measure of Discounted Future Net Cash Flows, page 138

7.   The guidance in FAS 69, paragraph 30(b), requires the disclosure of significant estimated future development costs separately from estimated future production costs. It appears you would need to present these amounts separately to comply with FAS 69. Please explain to us the reasons for your current presentation of these figures and submit to us the separate costs.

Principal sources of change in the Standardized Measure, page 139

8. The guidance in FAS 69, paragraph 33(g), requires the disclosure of "Previously estimated development costs incurred during the year," which refers to projected development costs included in prior years' standardized measure. It appears you have disclosed "Development costs during the period," figures which are identical with those disclosed as "costs incurred" on page 136, indicating zero deviation between your prior estimates and actual development costs for the period. If this is your position, please provide us with an explanation and the underlying support for these exact estimates of future development costs; otherwise, submit the disclosure revisions that you propose to comply with FAS 69.

Website

Operations|Appalachia

9. We note your website use of terms such as:

- "Over 70 Tcfe of estimated undiscovered resource"
- "Significant Upside in Shale acreage with over 2 Tcfe of potential"
- "Total proved, probable and possible reserves of over 800 Bcfe"

Please consider adding cautionary language similar to the following:

"Cautionary Note to U.S. Investors -- The United States Securities and Exchange Commission permits oil and gas companies, in their filings with the SEC, to disclose only proved reserves that a company has demonstrated by actual production or conclusive formation tests to be economically and legally producible under existing economic and operating conditions. We use certain terms on this web site that the SEC's guidelines generally prohibit us from including in filings with the SEC. U.S. Investors are urged to consider closely the disclosure in our Form 10-K, File No. 1-32743, available from us at sec.com. You can also obtain this form from the SEC by calling 1-800-SEC-0330."

Please consider adding explanations for these terms that compares the likelihood of recovery with that of proved reserves.

Closing Comments

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Craig Arakawa at (202) 551-3650, or in his absence, Jenifer Gallagher (202) 551-3076, if you have questions regarding comments on the financial statements and related matters. You may contact Ronald Winfrey, Petroleum Engineer, at (202) 551-3704 with questions about engineering comments. Please contact John Lucas at (202) 551-5798 or me at (202) 551-3686 with any other questions.

Sincerely,

Karl Hiller
Branch Chief